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                             February 8, 2022

       Yong Hu
       Chief Executive Officer
       Jianzhi Education Technology Group Co Ltd
       27/F, Tower A, Yingdu Building, Zhichun Road
       Haidian District, Beijing 100086
       People   s Republic of China

                                                        Re: Jianzhi Education
Technology Group Co Ltd
                                                            Amendment No. 6 to
Registration Statement on Form F-1
                                                            Filed January 18,
2022
                                                            File No. 333-257865

       Dear Mr. Hu:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 22, 2021 letter.

       Amendment No. 6 to Registration Statement on Form F-1

       Cover Page

   1. We note your disclosure that "Jianzhi Education Technology Group Company Limited . .
                                                        . is a Cayman Islands
holding company primarily operating in China through its
                                                        subsidiaries and
contractual arrangements with variable interest entities." In addition to your current
disclosure, please amend your disclosure to clearly state that you are not a
                                                        Chinese operating
company. Please also disclose, if true, that these VIE contracts have not been tested in
court. As a related matter, we note your disclosure that "[i]f the PRC government finds these
contractual arrangements non-compliant with the restrictions on direct foreign
investment in the relevant industries, or if the relevant PRC laws,
 Yong Hu
FirstName  LastNameYong   Hu Group Co Ltd
Jianzhi Education Technology
Comapany8,NameJianzhi
February    2022       Education Technology Group Co Ltd
February
Page 2 8, 2022 Page 2
FirstName LastName
         regulations, and rules or the interpretation thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIEs or forfeit our rights under the contractual arrangements," and "Jianzhi Education and investors in the
         ADSs face uncertainty about potential future actions by the PRC government, which could affect the enforceability of our contractual arrangements with Beijing Sentu and, consequently, significantly affect the financial condition and results of operations of
         Jianzhi Education." Please amend your disclosure to acknowledge that Chinese regulatory authorities could disallow this VIE structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale. For guidance, see the Sample Comments to China-Based Companies
         (Modified December 20, 2021), available on our public website.
2. Please amend your prospectus cover page to address how recent statements and regulatory actions by China's government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the
company   s ability to
         conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. For guidance, see Sample Letter to China-Based Companies (Modified
         December 20, 2021), available on our public website.
3. Please amend your prospectus cover page disclose that the VIE is consolidated for accounting purposes but is not an entity in which you own equity, and that the holding company does not conduct operations. Disclose clearly the entity (including the domicile)
         in which investors are purchasing an interest.
Prospectus Summary, page 1

4. We note your response to comment 3 and your amended disclosure throughout the filing;
         however, your disclosure is not completely responsive to our comment. Please remove your references to "effective control" from the notes to your financial statements on pages
         F-14 and F-51.
The VIEs and China Operations, page 3

5. We note your disclosure that your contractual agreements include: "(i) an exclusive business cooperation agreement, which enables us to receive substantially all of the economic benefits of Beijing Sentu, (ii) powers of attorney and an equity pledge agreement, which provide us with effective control over Beijing Sentu, and (iii) an exclusive option agreement, which provides us with the option to purchase all of the equity interests in Beijing Sentu." Please amend your disclosure here to describe the material terms of these agreements, and identify clearly the entity in which investors are purchasing their interest and the entity(ies) in which the company's operations are conducted.
6. We note your disclosure that "[i]t is unclear whether we and the VIEs will be subject to the oversight of the CAC and how such oversight may impact us," and "we believe the approval of the CSRC or other equivalent PRC government authorities is not required in
 Yong Hu
Jianzhi Education Technology Group Co Ltd
February 8, 2022
Page 3
         connection with this offering under current PRC laws, regulations and rules." Please amend your disclosure in this section to discuss the relevant CAC and CSRC regulations that may apply to you and this offering. In your discussion, please address the applicability of new CAC regulations that will go into effect on February 15, that will require internet platform operators holding data of more than 1 million users to undergo a network security review, and the two new draft regulations proposed by the CSRC.
         Please also disclose the basis for your statement that you do not believe the approval of the CSRC is required for your offering. Finally, describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain required permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. In this regard, we note your references to risk factors describing these consequences, but you should provide a description of the relevant consequences in your prospectus summary.
Summary Risk Factors, page 7

7. Please amend your summary risk factors to briefly address the risks and uncertainties related to the fact that rules and regulations in China can change quickly with little advance notice.
Risk Factors
"The Holding Foreign Companies Accountable Act . . .", page 51

8.       We note your response to comment 6 and your amended disclosure on pages 51-52,
         including your reference to "the local accounting firm that our auditor cooperate with in mainland China." Please amend your disclosure to clarify the effect, if any, of the
         HFCAA on your auditor's ability to cooperate with the local accounting firm, and whether this cooperation with a local partner has any potential effect on the ability of your auditor to be inspected by the PCAOB.
Compensation    of Directors Hu
FirstName LastNameYong       and Executive Officers, page 144
Comapany
9.          NameJianzhi
       Please  update yourEducation Technology
                           compensation          Group
                                         disclosure      Co Ltdcompensation for
your most
                                                     to reflect
       recently
February  8, 2022completed
                   Page 3 fiscal year. See Item 6.B. of Form 20-F.
FirstName LastName
 Yong Hu
FirstName  LastNameYong   Hu Group Co Ltd
Jianzhi Education Technology
Comapany8,NameJianzhi
February    2022       Education Technology Group Co Ltd
February
Page 4 8, 2022 Page 4
FirstName LastName
       You may contact Doug Jones at 202-551-3309 or Tatanisha Meadows at 202-551-3322 if
you have questions regarding comments on the financial statements and related matters. Please contact Ryan Lichtenfels at 202-551-6001 or Katherine Bagley at 202-551-2545 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:      Steve Lin